Cordero ENERGY INC

Cordero Announces an Asset Acquisition in the Buffalo Lake Area, an Expansion to its Credit Facility and Provides an Operational Update

April 16, 2007. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or "the Company") is pleased to announce the closing of an asset acquisition in the Buffalo Lake area, an expansion to its credit facility and provides an operational update.

Asset Acquisition at Buffalo Lake (South Malmo)

On April 12, the Company closed a $9.14 million asset acquisition in the Buffalo Lake area. The acquisition included 200 boe/d of natural gas production and 32.3 (25.5 net) sections of land. The lands, which are proximal to existing Cordero wells and undeveloped lands, are prospective for Horseshoe Canyon CBM and other productive horizons. An independent engineering reserve report has assessed the proven and probable reserves at 0.84 million barrels of oil equivalent.

Credit Facility Expansion

As a result of Cordero's significant reserves growth in 2006, CIBC has expanded the Company's credit facility to $70 million. This expansion, combined with a capital lease of $3.6 million has increased total credit capacity to $73.6 million, enabling the Company to consider further acquisition opportunities.

Production and Operations Update

Cordero has recently commissioned and started up pipeline and compression facilities which were undertaken to tie-in the majority of wells drilled during 2006 at Buffalo Lake. The incremental volumes related to the start-up, combined with the acquisition, has increased current production to approximately 3,900 boe/d.

At this time, Cordero is drilling the ninth well of a planned 20 well spring program. It is expected that this program will increase behind-pipe production capability in the Buffalo Lake area to 500-600 boe/d. As part of this program, the Company successfully completed a five-well pad-drilling project including four extended-reach wells and one slant well. Two of the extended-reach wells were drilled to a total length of 1,950 meters with a total horizontal reach of 1,860 meters. The result was another first for the Company and provided further assurance that the reserves under Buffalo Lake can be commercially accessed. Cordero plans to complete and tie-in these wells over the second and third quarters of 2007.

The Buffalo Lake acquisition, combined with other recent crown land purchases in the area, has expanded the Company's development drilling inventory to over 150 wells.

In a separate transaction, Cordero sold 1.3 sections of exploration land in B.C. to a third party for net proceeds of $1.0 million. There were no assessed reserves or production associated with the disposition and the Company had no definitive plans for the lands.

In this release, references to equivalent barrels of oil, or boe, reflect the conversion of natural gas to oil on a 6:1 energy equivalent basis. Such conversion does not reflect economic equivalence of wellhead prices and can be misleading.

The corporate information contained in these pages contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Cordero at the time of preparation, may prove to be incorrect. The actual results achieved in future periods will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Cordero that actual results achieved during future periods will be the same in whole or in part as the information contained herein.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com

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